Filed pursuant to 424(b)(3)

Registration No. 333-153356

SUPPLEMENT NO. 1
DATED OCTOBER 16, 2009
TO THE PROSPECTUS DATED AUGUST 24, 2009
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 1 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated August 24, 2009.  Unless otherwise defined in this Supplement No. 1, capitalized terms used herein have the same meanings as set forth in the prospectus.

Prospectus Summary

The following subsection has been inserted to the prospectus following the section captioned “Prospectus Summary – Appropriateness of Investment,” which begins on page 15 of the prospectus, and all other similar discussions throughout the prospectus.

Stanger Report – Investor Share Ranking

In the Summer 2009 issue of The Stanger Report, prepared by Robert A. Stanger & Co., Inc., we received the highest “investor share ranking” out of thirty-four unlisted real estate equity programs ranked by The Stanger Report.  Furthermore, this ranking defines “Highest” as the program “most favorable to investors”.

The report explains that its “investor share ranking” measures the effect of a program’s offering terms on an investor’s share of hypothetical after-tax, time-valued returns.  The report states that Stanger develops the ranking from a computer analysis of over thirty variables related to each issuer’s offering, including fee structures, asset and financing characteristics and investor tax brackets.  These variables are not disclosed in the report.

Because the ranking is based on prospectus data and supplementary information filed by issuers, Stanger cautions that the report is subject to revision or withdrawal as a result of changes in, or unavailability of, this information.  Stanger also notes that it does not conduct an independent investigation of the accuracy or completeness of any particular issuer’s information and its rankings do not measure overall program quality, predict actual economic results or measure issuer or sponsor credit worthiness.  In this same report, Stanger rated us as having “Medium High” risk.  Stanger’s risk rankings are expressed in terms of “Highest,” Medium High,” “Medium,” “Medium Low,” and “Lowest.”  Stanger analyzes what it believes are four essential factors to determine risk in a real estate investment: (1) the number of construction stage properties acquired or to be acquired; (2) the nature of each property type the program will acquire and the characteristics and security of the property’s income stream; (3) the amount of leverage to be used; and (4) the percentage of the portfolio that has been specified.  See “Risk Factors – Risks Related to the Offering.”

Questions and Answers About the Offering

The following question and answer have been inserted to the section of the prospectus captioned “Questions and Answers About the Offering,” immediately preceding the question “What competitive advantages does the company achieve through its relationship with Inland?” which is on page 22.

Q:

What do you think distinguishes the company from most other unlisted REITs?

A:

In general, we believe our structure is distinguishable in some important ways:

•

the company will not use offering proceeds to pay cash distributions as stated in our prospectus, with no caveats;

•

unlike other unlisted REITs, our Business Manager will be paid no acquisition fees;

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our business management fee is graduated ,so that the maximum can only be paid if the distributions are at a rate of at least 7%, and the Business Manager will receive no fee whatsoever if the distributions are not at a rate of at least 5% (the distribution is calculated as an easy-to-understand average annualized rate);

•

out of the six categories that The Stanger Report utilizes, we are the only REIT to be ranked in the highest category.  “Highest” is defined by Stanger as programs that are most favorable to investors; and

•

we believe that our total fees are among the lowest paid by unlisted REITs.

See “Compensation Table” for a discussion of the compensation we will pay, or expect to pay, to affiliates of IREIC.  See also “Risk Factors.”

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution – Representations and Warranties in the Subscription Agreement,” which begins on page 208.

Representations and Warranties in the Subscription Agreement

All investors, or the persons authorized to sign on their behalf, regardless of the state of residence, must initial each of the representations and warranties contained in the subscription agreement.

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which ends on page 212.

Status of the Offering

As of September 28, 2009, we had satisfied our minimum offering requirements in all states except Pennsylvania and Tennessee.  With the exception of subscription proceeds received from residents of Pennsylvania and Tennessee, all subscription proceeds have been released from the escrow account maintained by our third-party escrow agent.  Through September 30, 2009, we have accepted investors’ subscriptions to this offering and issued approximately 273,206 shares of our common stock resulting in aggregate gross offering proceeds of approximately $2.7 million.

The following table provides information regarding the shares sold in our initial public offering as of September 30, 2009.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($)

From our sponsor:	20,000	200,000	–	200,000

Shares sold in the offering:	273,206.583	2,719,617.79	260,751.77	2,458,866.02

Shares sold pursuant to our distribution reinvestment plan:	–	–	–	–

	273,226.583	$2,919,617.79	$260,751.77	$2,658,866.02

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

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